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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Acxiom Corporation
(Name of Issuer)
Common Stock, par value $.10 per share
(Title of Class of Securities)
005125109
(CUSIP Number)
Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.	005125109	Page	2	of	10

1	NAMES OF REPORTING PERSONS MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,797,288

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,797,288

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,797,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	005125109	Page	3	of	10

1	NAMES OF REPORTING PERSONS MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,797,288

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,797,288

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,797,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

ITEM 1. SECURITY AND ISSUES
     This Amendment No. 7 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Acxiom Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at P.O. Box 8180, 1 Information Way, Little Rock, Arkansas 72203.
     This Amendment No. 7 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 29, 2006 (the “Original Statement”).
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The total purchase price of the 7,797,288 shares of Common Stock (the “Shares”) purchased by MMI Investments was $189,390,442; the source of funds is a combination of MMI’s working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.
ITEM 4. PURPOSE OF TRANSACTION
     MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not more than 14.9% of the outstanding Common Stock), decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.
     On May 16, 2007, the Issuer announced that it had entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Silver Lake and ValueAct Capital (the “Proposed Merger”). According to the Issuer’s press release, under the terms of the Merger Agreement, shareholders of the Issuer would receive $27.10 per share in cash at the closing of the Proposed Merger. On May 18, 2007, MMI Investments submitted to the Issuer’s Board of Directors a letter, filed as Exhibit 2, hereto, expressing its then-current intention to vote its shares in opposition to the Proposed Merger and outlining its reasons for such intention. The foregoing description of the letter is qualified in its entirety by reference to the copy of the letter attached hereto as Exhibit 2 and incorporated herein by reference.
     On May 29, 2007, MMI Investments transmitted to the Issuer a Notice, as required by Article II, Section 15 of the Issuer’s By-Laws, that MMI Investments proposes to nominate for election as directors at the Issuer’s 2007 Annual Meeting of Stockholders for a term ending in 2010, John S. Dyson, Clay B. Lifflander and Alan L. Rivera. The position, principal occupation and business address of each of Messrs. Dyson and Lifflander are shown on Schedule I. Mr. Rivera is a Member, Executive Vice President and Secretary of MCM, and a Voting Member, Executive Vice President Chief Financial Officer and General Counsel of Millcap Advisors, LLC. Mr. Rivera’s business address is 1370 Avenue of the Americas, New York, NY 10019.
     As a result of some or all of the actions described in the preceding paragraph, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) for shares held solely for investment purposes and, accordingly, in order to retain its flexibility to determine, as described above, to increase (but not to more than 14.9% of the outstanding Common Stock of the Issuer) MMI Investments’ holdings of Common Stock where the value of such holdings upon any such increase exceeds $59.8 million, MMI Investments on June 11, 2007, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on June 28, 2007.

     On July 13, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter filed as Exhibit 3 hereto regarding MMI’s opposition to the Proposed Merger and the reasons therefor and expressing its then-current intention to file proxy materials with the SEC to solicit votes against the Proposed Merger. As part of the Reporting Persons’ ongoing review of the Issuer, the Reporting Persons reassessed the Proposed Merger in view of the substantial and unanticipated deterioration in conditions within the equity and debt markets. On August 14, 2007, upon consideration of such changed circumstances, MMI Investments determined not to solicit proxies in opposition to the Proposed Merger and accordingly will not file proxy materials with the SEC to do so. MMI Investments reserves the right to pursue its nominations for election as directors at the Issuer’s 2007 Annual Meeting of Shareholders (as described in its May 29, 2007 Notice to the Issuer summarized above) if the Proposed Merger is not consummated. In that event, additional information would be contained (and be available at www.sec.gov) in preliminary proxy material filed by MMI Investments with the Securities and Exchange Commission in connection with the Annual Meeting.
     Based on its continued review and evaluation of the Proposed Merger, on September 21, 2007 MMI Investments determined to support the Proposed Merger, to vote all of the shares it beneficially owns in favor of the approval of the Proposed Merger, and to explore all available options to enforce the Issuer’s rights under the transaction documentation. The Reporting Persons and their representatives intend to monitor developments relating to the Proposed Merger on a continuing basis, including with respect to the financing, timing, and consummation thereof in accordance with the Issuer’s rights under the transaction documentation. At any time and from time to time, the Reporting Persons and their representatives may engage in discussions with members of the Board of Directors of the Issuer and management of the Issuer as well as with other stockholders of the Issuer and other interested parties regarding the Proposed Merger and related matters.
     Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals. Depending on various factors, including, without limitation, the status of the Proposed Merger and alternatives thereto, the terms of the Proposed Merger or any alternative thereto that may arise, the outcome of the discussions, if any, referenced above, the Issuer’s financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the Proposed Merger or an alternative, tendering into an offer to purchase the Issuer’s Common Stock, purchasing additional shares of Common Stock, selling or otherwise disposing of some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Based on 80,635,643 shares of Common Stock outstanding as of August 6, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007, the Shares owned by MMI Investments represent approximately 9.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.
     Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.
     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.
     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.
     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Date: September 25, 2007

MMI INVESTMENTS, L.P.
By:	MCM Capital Management, LLC
General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC
By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

SCHEDULE I
MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson	Voting Member and Chairman of MCM;
1370 Avenue of the Americas	Voting Member and Chairman of Millcap Advisors, LLC
New York, New York 10019	(“Millcap”), a Delaware limited liability company
1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander	Voting Member and President of MCM;
1370 Avenue of the Americas	Voting Member and President of Millcap
New York, New York 10019

SCHEDULE II
OPEN MARKET PURCHASES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS OR SINCE THE MOST
RECENT FILING ON SCHEDULE 13D
(WHICHEVER IS LESS)

Trade Date	Number of Shares	Price/Share
08/16/07	400,000	$22.54
08/17/07	170,000	23.03
08/20/07	15,000	23.22
08/21/07	7,000	24.12

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 29, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)

2.	Letter, dated May 18, 2007 from MMI Investments to the Board of Directors of Acxiom Corporation (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Original Statement)

3.	Letter, dated July 13, 2007 from MMI Investments to the Board of Directors of Acxiom Corporation (incorporated by reference to Exhibit 3 to Amendment No. 5 to the Original Statement)